VASILIOU & COMPANY, INC.

FINANCIAL STATEMENTS

AND

Supplementary Information

For the year ended December 31, 2020

Vasiliou & Company, Inc.
December 31, 2020

Table of Contents

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vasiliou & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 South Point Drive, Suite 2001
(No. and Street)

Miami Beach	FL	33139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Z Fischer (561) 483-6335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, PA
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd, Suite 2	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Basil Vasiliou _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vasiliou & Company, Inc. _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Karen Z. Fischer
COMMISSION # GG271650
EXPIRES: November 22, 2022
Bonded Thru Aaron Notary

_____
Notary Public

_____
Signature

CEO/Chairman
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the shareholder and the board of directors of:
Vasiliou & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vasiliou & Company, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

<u>Supplemental Information</u>

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2014.
Boca Raton, Florida
March 29, 2021

Vasiliou & Company, Inc.
December 31, 2020

STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash	$	16,627
Prepaid Expenses		681
Total assets	$	17,308

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued Expenses	$	3,558
Total liabilities		3,558
Stockholder's equity		
Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		1,511,823
Accumulated deficit		(1,498,074)
Total stockholder's equity		13,750
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	17,308

Vasiliou & Company, Inc.
Year ended December 31, 2020

STATEMENT OF OPERATIONS

Revenues	$	-
Expenses		
Professional fees		13,692
Membership fees		1,902
Regulatory Fees		795
Fidelity Bond Expense		772
Pension Plan Administration		2,000
Other expense		526
Net Loss	$	(19,687)

Vasiliou & Company, Inc.
Year ended December 31, 2020

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

| | Common Stock | | Additional Paid-In | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balances, beginning of year	100	$ 1	$ 1,501,228	$ (1,478,387)	$ 22,842
Stockholder contributions	-	-	10,595	-	10,595
Net Loss	-	-	-	(19,687)	(19,687)
Balances, end of year	100	$ 1	$ 1,511,823	$ (1,498,074)	$ 13,750

Vasiliou & Company, Inc.
Year ended December 31, 2020

STATEMENT OF CASH FLOWS

Cash flows from operating activities

Net loss	$ (19,687)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in cash attributable to changes in operating assets and liabilities:	
Increase in other assets	(306)
Increase in accrued expense	2,058
Net cash used in operating activities	(17,935)
Cash flows from financing activities	
Shareholder contribution	10,595
Net cash provided by financing activities	10,595
Net decrease in cash	(7,340)
Cash at beginning of year	23,967
Cash at end of year	$ 16,627
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Taxes paid during the year	$ -

Description of Organization and Nature of Operations

Vasiliou & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activities are private placement of securities and best efforts underwriting. The Company has not been active for the current year.

1. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing in the financial statements are consistent with that rule.

Revenue and Expense Recognition from Securities Transactions

On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. There was no cumulative effect adjustment upon adoption.

Principal transactions consist of securities transactions with related revenues and expenses recorded on a trade-date basis. There were no securities transactions in 2020.

Cash and Cash Equivalents
For purposes of the cash flow statement the Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. There were no cash equivalents at December 31, 2020.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

<u>Income Taxes</u>
The Company's stockholder has elected to treat the Company as an "S" Corporation. As such, the individual stockholder is liable for federal tax on corporate income and receives the benefit of corporate losses.

<u>Uncertain Tax Positions</u>
In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that this policy does not have a material effect on the Company's financial statements. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulation and interpretations thereof. The Company recognizes interest, if any, related to unrecognized tax benefits in income tax expense. No interest or penalties have been recorded for the year ended December 31, 2020. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2017.

2. Retirement Plan

The Company has a defined contribution retirement plan, which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. The Company made no contributions to the plan during the year ended December 31, 2020, but did pay a processing fee.

3. Clearing Broker

There was no clearing arrangement for the year 2020.

4. Related Party Transactions

The Company occupies office space owned by the sole stockholder. No rent was charged to the Company in 2020.

5. Stockholder Equity

During 2020, contributions totaling $10,595 were made by the sole stockholder.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires maintaining a minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2020, the Company's net capital was $13,069 which was $8,069 in excess of its minimum requirement of $5,000. The ratio of aggregate indebtedness to net capital was 0.2722 to 1.

7. Rule 15c3-3

In October 2020, the firm entered into a new membership agreement with FINRA in reliance on footnote 74 to SEC release 30-70073. The firm represents that it will not claim an exemption from SEC Rule 15c3-3.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company maintains all of its cash in one financial institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

9. Risks and Uncertainties

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 29, 2021, the date the financial statements were available to be issued. There were no reportable subsequent events.

Vasiliou & Company, Inc.
Schedule 1: Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Act of 1934
December 31, 2020

NET CAPITAL COMPUTATION

Total shareholder's equity	$	13,750
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		681
Total non-allowable assets		681
Net capital before haircuts on securities positions		13,069
Total haircuts on securities		-
Net capital		13,069
Required minimum capital		5,000
Excess net capital	$	8,069

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	3,558
Ratio of aggregate indebtedness to net capital		0.2722 to 1

Reconciliation:

Net capital, per unaudited December 31, 2020 FOCUS report, as filed	$	13,827
Audit adjustments effecting net capital		(758)
Net capital, per December 31, 2020 audited report, as filed	$	13,069

Vasiliou & Company, Inc.
Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the
Securities and Exchange Act of 1934
<u>December 31, 2020</u>

Vasiliou & Company, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17. C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a) Private placement of securities and (b) Best Efforts Underwriter (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issue or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.





SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the shareholder and board of directors
of Vasiliou & Company, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Vasiliou & Company, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

A) Private placement of securities
B) Best Efforts Underwriter (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity)

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vasiliou & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vasiliou & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
March 29, 2021

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality


Vasiliou & Company, Inc.

Exemption Report

For Year-ended December 31, 2020


Vasiliou & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Private placement of securities (2) Best Efforts Underwriting (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vasiliou & Company, Inc.

I, Basil Vasiliou affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: CEO/Chairman

March 29, 2021